Exhibit 21.1

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation
California United Bank	California
Premier Commercial Bancorp Trust I	Delaware
Premier Commercial Bancorp Trust II	Connecticut
Premier Commercial Bancorp Trust III	Connecticut